SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

Amendment No. 4

Diversey Holdings, Ltd.

(Name of the Issuer)

Diversey Holdings, Ltd.
Olympus Water Holdings IV, L.P.
Platinum Equity Capital Partners IV, L.P.
Platinum Equity Capital Partners V, L.P.
BCPE Diamond Investor, LP
BCPE Diamond GP, LLC
Bain Capital Fund XI, LP
Bain Capital Partners XI, L.P.
Bain Capital Investors, LLC

(Names of Persons Filing Statement)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G28923103

(CUSIP Number of Class of Securities)

Diversey Holdings, Ltd. Chief Executive Officer 1300 Altura Road, Suite 125 Fort Mill, SC 29708 (803) 746-2200	Olympus Water Holdings IV, L.P. Platinum Equity Capital Partners IV, L.P. Platinum Equity Capital Partners V, L.P. 2475 Pinnacle Drive Wilmington, DE 19803 (310) 712-1850	BCPE Diamond Investor, LP
BCPE Diamond GP, LLC
Bain Capital Fund XI, LP
Bain Capital Partners XI, L.P.
Bain Capital Investors, LLC
c/o Bain Capital Investors, LLC
200 Clarendon Street
Boston, MA 02116
(617) 516-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Ari Lanin
Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, CA 90067
(310) 552-8500

Evan D’Amico
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
(202) 955-8500

James Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
(949) 451-3800

Sarkis Jebejian, P.C. Christopher M. Thomas, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Diversey Holdings, Ltd., a Cayman Islands exempted company (the “Company”) and the issuer of the Ordinary Shares, $0.0001 par value (the “Ordinary Shares”) that is the subject of the Rule 13e-3 transaction; (2) Olympus Water Holdings IV, L.P., a Cayman Islands exempted limited partnership (“Parent”); (3) Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership; (4) Platinum Equity Capital Partners V, L.P., a Delaware limited partnership (5) BCPE Diamond Investor, LP, a Delaware limited partnership (the “Bain Shareholder”), the Company’s controlling shareholder and an entity advised by Bain Capital Private Equity, LP; (6) BCPE Diamond GP, LLC, a Delaware limited liability company; (7) Bain Capital Fund XI, LP, a Cayman Islands exempted limited partnership; (8) Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership; and (9) Bain Capital Investors, LLC, a Delaware limited liability company.

The Transaction Statement relates to the Agreement and Plan of Merger, dated March 8, 2023 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the (“Merger Agreement”), by and among Parent, acting by its general partner, Olympus Water Holdings Limited, a Cayman Islands exempted company incorporated with limited liability, Diamond Merger Limited, a Cayman Islands exempted company (“Merger Sub”) and the Company, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person that, prior to the Merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement, the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on May 15, 2023 pursuant to which the Company solicited proxies from the Company’s shareholders in connection with the Merger (the “Proxy Statement”) and the supplement to the Proxy Statement filed with the SEC on May 16, 2023 (the “Supplement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement, the Proxy Statement and the Supplement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information

(c)   Other material information.   Item 15(c) is hereby amended and supplemented as follows:

On June 8, 2023, at an extraordinary general meeting of the Company’s shareholders, the Company’s shareholders voted to (1) authorize and approve the Merger Agreement, the Plan of Merger required to be filed with the Cayman Islands Registrar of Companies (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger and (2) approve on a non-binding, advisory basis, the compensation to be paid or become payable to the Company’s named executive officers in connection with the transactions contemplated by the Merger Agreement, including the consummation of the Merger.

On July 5, 2023, the Company amended and restated the Rollover Contribution Agreement, dated as of March 8, 2023, by and among the Bain Shareholder and Olympus Water Holdings IV, L.P. (the “Rollover Agreement”) to give effect to the previously disclosed intention for the Issuing Entity (as defined in the Rollover Agreement) to be treated as a corporation for U.S. federal income tax purposes. On July 5, 2023, the Company filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), upon the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than (1) Ordinary Shares held by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub (each, an “Excluded Company Share”), (2) Ordinary Shares as to which the holder has validly exercised and perfected and not effectively withdrawn or lost their rights to dissent under the applicable provisions of the Companies Act (2023 Revision) of the Cayman Islands, (3) certain Ordinary Shares exchanged by the Bain Shareholder immediately prior to the Effective Time for common and preferred shares of Solenis Holding Limited, a private limited company incorporated in England and an affiliate of Platinum, and, as a result of the Merger, an indirect parent of the Company (the “Rollover Shares”) and (4) Ordinary Shares held by the Bain Shareholder, that are not Rollover Shares (the “Bain Shares”)) was automatically cancelled and exchanged into the right to receive cash in an amount equal to $8.40 per Ordinary Share, without interest thereon and subject to applicable withholding taxes (the “Merger Consideration”). At the Effective Time, each Excluded Company Share was automatically cancelled and extinguished without any conversion thereof or consideration paid therefor, and the Bain Shares were automatically cancelled and exchanged into the right to receive cash in an amount equal to $7.84 per Ordinary Share, without interest thereon and subject to applicable withholding taxes.

In addition, pursuant to the Merger Agreement, at the Effective Time:

•	Each option to purchase Ordinary Shares outstanding immediately prior to the Effective Time was automatically cancelled without payment (whether in cash or other consideration);

•	Each Ordinary Share (other than the Bain Shares or any Excluded Company Shares) that was subject to vesting or certain specified restrictions on transfer, other than general restrictions pursuant to the Securities Act of 1933, as amended, or similar applicable law automatically vested and was cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the Merger Consideration;

•	Each Company restricted share unit subject solely to service-based vesting conditions (each, a “Company RSU”) identified as an “Unvested Non-IPO RSU” under the Merger Agreement (each, an “Unvested Non-IPO RSU”) and each Company RSU identified as an “Unvested IPO RSU” under the Merger Agreement (each, an “Unvested IPO RSU”), in each case that was held by a non-employee director of the Company, and each Company restricted share unit subject to performance-based vesting conditions (each, a “Company PSU”) that was outstanding and vested as of immediately prior to the Effective Time (each, a “Vested Company PSU”), each Company RSU that was vested as of immediately prior to the Effective Time and each Company RSU identified as a “2022 Bonus RSU” under the Merger Agreement was automatically cancelled and converted into the right to receive an amount in cash, based on the Merger Consideration;

•	Each Company RSU identified as a “Transaction Bonus RSU” under the Merger Agreement and each Unvested IPO RSU that was held by an individual other than a non-employee director of the Company was automatically cancelled and converted into the right to receive an amount in cash, based on the Merger Consideration, payable on December 31, 2023, subject to continued employment through the payment date, with accelerated vesting protection upon a termination without Cause or for Good Reason (each, as defined in the Merger Agreement) (each, a “Qualifying Termination”);

•	Each Company PSU that was outstanding as of immediately prior to the Effective Time that is not a Vested Company PSU (each, an “Unvested Company PSU”), each Company RSU identified as an “Unvested Closing RSU” under the Merger Agreement (each, an “Unvested Closing RSU”), each Company RSU identified as a “Retention RSU” under the Merger Agreement and each Company RSU identified as a “TRA RSU” under the Merger Agreement (each, a “TRA RSU”) was automatically cancelled and converted into the right to receive an amount in cash, based on the Merger Consideration, payable on December 31, 2024, subject to continued employment through the payment date, with accelerated vesting protection upon a Qualifying Termination for each Unvested Company PSU, Unvested Closing RSU and TRA RSU;

•	Each Company RSU identified as an “Unvested IPO Celebration RSU” under the Merger Agreement was automatically cancelled and converted into the right to receive an amount in cash, based upon the Merger Consideration, payable on March 25, 2024, subject to continued employment through the payment date; and

•	Each Unvested Non-IPO RSU that was held by an individual other than a non-employee director of the Company was automatically cancelled and converted into the right to receive cash, based on the Merger Consideration, with 50% payable on December 31, 2023, and 50% payable on December 31, 2024, subject to continued employment through the payment date, with full accelerated vesting upon a Qualifying Termination.

On July 5, 2023, the Company (i) notified The Nasdaq Stock Market LLC (“Nasdaq”) of the consummation of the Merger and (ii) requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act to delist and deregister the Ordinary Shares under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Certification and Notice of Termination on Form 15 to deregister the Ordinary Shares and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on July 5, 2023, Solenis issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and incorporated herein by reference as Exhibit (a)(xv).

Item 16.	Exhibits

The following exhibits are filed herewith:

(a)(i)	Definitive Proxy Statement of Diversey Holdings, Ltd. (included in the Schedule 14A filed on May 15, 2023 and incorporated herein by reference).
(a)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(iii)	Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(v)	Current Report on Form 8-K, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(vi)	Current Report on Form 8-K/A, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(vii)	Email to Customers, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(viii)	Email to Employees, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(ix)	Employee FAQ, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).

(a)(x)	Press Release, dated March 8, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(xi)	Press Release, dated March 17, 2023 (included in Schedule 14A filed on March 8, 2023 and incorporated herein by reference).
(a)(xii)	Definitive Additional Materials (included in the Schedule 14A filed on May 16, 2023 and incorporated herein by reference).
(a)(xiii)	Definitive Additional Materials (included in the Schedule 14A filed on May 30, 2023 and incorporated herein by reference).
(a)(xiv)	Current Report on Form 8-K, dated July 5, 2023.
(a)(xv)	Press Release, dated July 5, 2023 (filed as Exhibit 99.1 to Diversey Holdings, Ltd.’s Current Report on Form 8-K, filed July 5, 2023 and incorporated herein by reference).
(c)(i)	Opinion of Evercore Group L.L.C., dated March 7, 2023 (included as Annex G to the Proxy Statement and incorporated herein by reference).
(c)(ii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated January 26, 2023.
(c)(iii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 1, 2023.
(c)(iv)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 9, 2023.
(c)(v)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 13, 2023.
(c)(vi)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 13, 2023.
(c)(vii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 14, 2023.
(c)(viii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 14, 2023.
(c)(ix)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(x)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(xi)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 15, 2023.
(c)(xii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 16, 2023.
(c)(xiii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 17, 2023.
(c)(xiv)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 21, 2023.
(c)(xv)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 22, 2023.
(c)(xvi)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 22, 2023.

(c)(xvii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 23, 2023.
(c)(xviii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 24, 2023.
(c)(xix)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 27, 2023.
(c)(xx)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated February 28, 2023.
(c)(xxi)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 1, 2023.
(c)(xxii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 1, 2023.
(c)(xxiii)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 2, 2023.
(c)(xxiv)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 3, 2023.
(c)(xxv)+	Preliminary Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 4, 2023.
(c)(xxvi)+	Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated March 7, 2023.
(d)(i)	Agreement and Plan of Merger, dated as of March 8, 2023, by and among Diversey Holdings, Ltd., Olympus Water Holdings IV, L.P. and Diamond Merger Limited (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Voting Agreement, dated as of March 8, 2023, by and among the Olympus Water Holdings IV, L.P., BCPE Diamond Cayman Holding Limited and Diversey Holdings, Ltd. (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(iii)	Rollover Contribution Agreement, dated as of March 8, 2023, by and among Olympus Water Holdings I, L.P., acting by its general partner, Olympus Water Holdings Limited, and the investors listed on Schedule I thereto (included as Annex D to the Proxy Statement and incorporated herein by reference).
(d)(iv)	Amended and Restated Rollover Contribution Agreement, dated as of July 5, 2023, by and among BCPE Diamond Investor, LP, Olympus Water Holdings I, L.P. and Solenis Holding Limited (filed as Exhibit 10.1 to Diversey Holdings, Ltd.'s Current Report on Form 8-K, filed July 5, 2023 and incorporated herein by reference).
(d)(v)	Tax Indemnity Agreement, dated as of March 8, 2023, by and among the Olympus Water Holdings IV, L.P., Diamond Merger Limited, Diversey Holdings, Ltd., Diversey Holdings I (UK), Olympus Water Holdings I, L.P., the BCPE Diamond Investor, LP, and BCPE Diamond Cayman Holding Limited (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(vi)	Tax Receivable Termination Agreement, dated as of March 8, 2023, by and among Diversey Holdings, Ltd., Diversey Holdings I (UK) and BCPE Diamond Cayman Holding Limited (included as Annex F to the Proxy Statement and incorporated herein by reference).
(d)(vii)+	Equity Commitment Letter, dated as of March 8, 2023 (as amended modified or supplemented (including by waiver or consent) from time to time), by and among Olympus Water Holdings IV, L.P., Platinum Equity Capital Partners IV, L.P. and Platinum Equity Capital Partners V, L.P.
(d)(viii)+	Limited Guarantee, dated March 8, 2023, between Platinum Capital Partners IV, L.P., Platinum Equity Capital Partners V, L.P. and Diversey Holdings, Ltd.
(f)	Section 238 of the Companies Act (2023 Revision) of the Cayman Islands (included as Annex H to the Proxy Statement and incorporated herein by reference).
(g)	None.
107+	Filing Fee Table.

+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on April 11, 2023.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVERSEY HOLDINGS, LTD.

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OLYMPUS WATER HOLDINGS IV, L.P.

By:	Olympus Water Holdings Limited
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Director

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.
Its:	General Partner

By:	Platinum Equity Partners IV, LLC
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary, Vice President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS V, L.P.

By:	Platinum Equity Partners V, L.P.
Its:	General Partner

By:	Platinum Equity Partners V, LLC
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary, Vice President and Treasurer

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BCPE DIAMOND INVESTOR, LP

By:	BCPE Diamond GP, LLC
Its:	General Partner

By:	Bain Capital Fund XI, L.P.
Its:	Managing Member

By:	Bain Capital Partners XI, L.P.
Its:	General Partner

By:	Bain Capital Investors, LLC
Its:	General Partner

By:	/s/ Kenneth Hanau
Name:	Kenneth Hanau
Title:	Partner

BCPE DIAMOND GP, LLC

By:	Bain Capital Fund XI, L.P.
Its:	Managing Member

By:	Bain Capital Partners XI, L.P.
Its:	General Partner

By:	Bain Capital Investors, LLC
Its:	General Partner

By:	/s/ Kenneth Hanau
Name:	Kenneth Hanau
Title:	Partner

[Signature Page to SC 13E-3/A]

BAIN CAPITAL FUND XI, L.P.

By:	Bain Capital Partners XI, L.P.
Its:	General Partner

By:	Bain Capital Investors, LLC
Its:	General Partner

By:	/s/ Kenneth Hanau
Name:	Kenneth Hanau
Title:	Partner

BAIN CAPITAL PARTNERS XI, L.P.

By:	Bain Capital Investors, LLC
Its:	General Partner

By:	/s/ Kenneth Hanau
Name:	Kenneth Hanau
Title:	Partner

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Kenneth Hanau
Name:	Kenneth Hanau
Title:	Partner

[Signature Page to SC 13E-3/A]